FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month April, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you the following:

1.	The Board of Directors of ICICI Bank Limited at its Meeting held on April 23, 2022 has approved the appointment of Mr. Rakesh Jha (DIN: 00042075), as a Wholetime Director (designated as Executive Director) of the Bank subject to regulatory approvals for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later. Brief Profile of Mr. Rakesh Jha is attached as Annexure I. Mr. Jha is not related to any other director of the Bank. We affirm that Mr. Jha is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Mr. Rakesh Jha would cease to be the Group Chief Financial Officer and Key Managerial Personnel of the Bank effective May 1, 2022.

2.	The Board also took on record the resignation of Ms. Vishakha Mulye, Executive Director (DIN: 00203578) with effect from May 31, 2022 consequent to her decision to pursue career opportunities outside the ICICI Group. The Board has placed on record its appreciation of her contribution to the Bank.

3.	The Board approved the appointment of Mr. Anindya Banerjee as the Group Chief Financial Officer and Key Managerial Personnel of the Bank with effect from May 1, 2022. Brief Profile of Mr. Banerjee is attached as Annexure II.

You are requested to please take the above information on record.

Annexure I

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI Limited in 1996 in the Planning & Treasury Department.

In the last twenty five years at ICICI, Rakesh has worked across various functions including financial planning and analysis, accounting, treasury, strategy and investor relations, and has deep knowledge of the banking business. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. Currently, Rakesh is the Group Chief Financial Officer of ICICI Bank and heads the Performance Information and Value Management Group, (responsible for bank-wide planning & performance analysis, management information systems, capital planning and optimization, strategic assignments and analyst & investor relations), Financial Accounting & Reporting group and Asset Liability Management Group.

Annexure II

Mr. Anindya Banerjee qualified as a chartered accountant (CA) in 1998 and was an all-India rank holder in the CA final examination. He joined the ICICI Group in 1998 and initially worked in the area of corporate banking before moving to the planning and strategy function in the corporate office. He was a key member of the team that worked on the merger of ICICI Limited with ICICI Bank. Over the years, he has worked in the areas of investor and analyst relations, management of ICICI Bank’s external credit ratings, external reporting under Indian and U.S. securities laws, corporate planning and strategy, financial and business performance analysis, group company oversight, mergers and acquisitions, investments, management of the CEO’s office and corporate social responsibility (CSR). He has played a key role in the Bank’s equity and debt capital issuances and the listing of its subsidiaries. He is presently Head – Investor Relations and Strategy at the Bank. In this role, he has also been focusing on the Bank’s Environment, Social and Governance (ESG) initiatives and reporting.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 23, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager